
EMBOLDEN
BEER COMPANY
NEW MOTION
EMBOLDEN
BEER COMPANY
NEW MOTION

INVEST IN **EMBOLDEN BEVERAGE GROUP**

Bold, Diverse, & Delicious Beverages. Bringing you the unique Matcha Hazy IPA and More!

newmotion-embolden.com San Diego, CA

Highlights

1. Achieved over $1,000,000 in trailing 12-month sales with future growth potential.
2. Currently Exceeding 17,000 customer interactions with 25% yearly Rate of Return in tasting room

3. Serving over 1,500 retailers, bars, and restaurants across California, Arizona, and Japan annually

4. Over 500 loyal accounts ordering on a monthly basis with interest from major retailers for 2025!

5. Renewed focus on local community-based craft beer is stronger than ever, growing 3% in 2024.

6. Hard Tea is the next big category in Flavored Malt Beverage per Neilson and IRI, growing over 30%

7. Recently launched a partnership with Matcha Cafe Maiko to develop Shogun Japanese Craft Beer line

8. Unique and diverse product lines that incorporate ingredients and cultures that expand the space

Featured Investor



William Sutjiadi

Invested $100,000

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Syndicate Lead

Serial Entrepreneur with experience in Executive Management, Marketing, Sales, Technology, Operations, Business Development, Product Distribution, and Investment, specializing in Web & Mobile, Social Network, Gamification, Online Gaming, Entertainment.

"I'm investing in Embolden Beverage Group because I believe in the growing demand for bold, innovative, and unique flavors that Embolden bring to the market. Consumers are increasingly seeking out distinctive brews that offer more than just the traditional options, and this brewery is dedicated to pushing the boundaries with creative recipes and high-quality ingredients. By focusing on bold flavors, a strong commitment to quality ingredients, innovative brewing techniques, and building a loyal community, Embolden has the opportunity to stand out in a competitive market. This investment aligns with my passion for supporting small businesses and embracing the creativity and authenticity that make craft brewing so exciting."

Our Team



Kyle Pool CEO/CFO

Kyle is an SDSU grad with 16 years experience in development and program management. Most notably he served as an integral part of the team delivering the Automated People Mover and Rental Car Center at LAX Airport.



Andrew Sist COO/CMO

Andy is an SDSU grad with a focus on marketing and business management. He has specialized experience in marketing and sales management and spent over 10 years as a member of Macy's corporate leadership in San Diego.



Ariana Jarrell Strategic Advisor and Board Member

Ariana is a San Francisco native. She is a proud alumni of St. Ignatius College Prep and Cal Poly San Luis Obispo. She has several years experience in Program Management, most notably working as a consultant to Delta Airlines and LAX Airport.



Megan Alkana Chief Customer Experience Officer

Megan is an expert in sales and event management hailing from Macy's Corporate and Clinique Makeup San Diego. She is a key leader at the Embolden production facility coordinating and crafting unique events and parties for our community.



William Sutjiadi Chief International Relations Officer

William is a proud Japanese American, Serial Entrepreneur, and owner of 3 Matcha Cafe Maiko locations and Okayama Kobo in San Diego. William has a diverse array of business experience and previously started Mahjong Time, the largest online Mahjong game.



Cody Morris Chief Brewing Officer



Cody is a proud SDSU grad and San Diego native. He has developed products for some of the biggest craft alcohol brands to come out of San Diego including Ashland Hard Seltzer, Mission Brewery, and Harland Brewing Co.



Chris Gheen Director of Sales and National Accounts

Chris's impressive resume starts at Ballast Point in 2014 where he served as the first directors of national accounts bringing Sculpin to the masses. He journeyed to Juneshine in 2018 and was integral in the launch to 30 states and national growth.



Zach Donald Operations Manager

Zach brings an incredible pedigree to Embolden as master of his craft. He spent three years at North Park Beer Company brewing award winning beers and brings that experience to Embolden with the goal of brewing more award-winning beer.



Christian Maxwell Head Brewer

Christian is a master in his craft. He trained under Cody Morris at Mission Brewery. Together with his best friend, Zach, he is looking to produce award-winning beverages and push the envelope for unique and innovative brews.



Royce Renfroe Sales Representative

Royce is an expert in Sales with over 29 years experience in the San Diego beer scene previously working with Mission Brewery and Winebow Distribution. He has forged numerous key partnerships including accounts at Disney and San Diego Airport.



David Colturi Brand Ambassador

David Colturi is a seasoned veteran on the Red Bull Cliff Diving World Series with 30 years of diving experience, 2 USA Diving National Championships, 7x NCAA All American Awards, 1 World Title, and 16 International Podiums.



Chris Bradley Advisor

Chris has a diverse background as a Serial Entrepeneur and is currently co-owner and chief operating officer of Ballast Point Brewing and Kings and Convicts.



Phil Macnitt Advisor

Phil is a sales legend and one of the first employees at Modern Times Beer. Currently head of sales with Classic Distribution, Phil is closely connected to craft and the San Diego beer scene.

We Are Embolden


SHOP OUR DRINKS!
FREE SHIPPING NATIONWIDE ON ORDERS OVER $75

Before you read about our journey grab some 4-packs in our Online Shop and check out what all the buzz is about! Use **Discount Code EMBWEFUNDER20** to get 20% off!

EMBOLDEN BEER COMPANY SHŌGUN 将軍 NEW MOTION BEVERAGES

Embolden is a craft beverage brewery located in the heart of San Diego's beer capital, Miramar. We were born out of challenge in November 2020 and pushed forward to serve as a beacon of hope for all who love craft beer and beverages as much as we do and for those with a passion for diversity,

inclusion, and access in craft alcohol.

Embolden was built on passion for our **Craft**, a **Culture** of rebellion, and dedication to **Quality**, **Innovation**, and a **Promise** to always beat to our own drum with our **Community.** We have built a **Diverse Selection** of products under our brands Embolden Beer Company, Shogun by Embolden, and New Motion Beverages. Bringing to market **Craft Beer**, **Hard Tea, and the unique Matcha Hazy IPA and Hojicha Lager** under our Japanese inspired line, Shogun, through a collaboration with Matcha Cafe Maiko San Deigo.


CRAFT
CULTURE
COMMUNITY

Retail Growth

Since November 2020, we have weathered competitive territory striking a deal with Scout and Classic Distribution to be distributed to **Thousands of Grocery Chains, Restaurants, and Bars** around **San Diego**, **Orange County**, and **Los Angeles**. Our continued strive for unexplored heights translated into expansion to the rest of **Southern California**, **Central Coast**, **Arizona**, and most recently the **San Francisco Bay Area**, and **Hawaii** allowing us to grow to over 500 recurring accounts on a monthly basis.



LAZY ACRES Bristol Farms TRADER JOE'S


FORTUNE FAVORS THE BOLD




natural market
MARRIOTT
barleymash
COSTCO
Disneyland RESORT
Gelson's
ELEVEn
BevMo!
SPROUTS FARMERS MARKET
LAX
BARONS market
Total Wine & MORE
WHOLE FOODS MARKET
WINDMILL FARMS COMMUNITY MARKET
USC
SAN DIEGO INTERNATIONAL AIRPORT
COST PLUS WORLD MARKET
GROCERYOUTLET bargain market

Retail Plan

We are investing in growth and expansion for the future for our brands. In 2024 Chris Gheen joined the team as a partner and director of sales & national accounts. His extensive experience growing brands like **Ballast Point, June Shine, Villager Spirits,** and **Crook & Maker** has allowed Embolden to chart a new path with major retailers. We built relationships and enjoyed sales traction in 2024 with retailers like **Trader Joe's, Total Wine, BevMo, Grocery Outlet, and Barons.** Our unique and diverse Japanese line of beers under Shogun has resonated with buyers and allowed us to secure authorizations for 2025 in **Ralphs, Whole Foods, and Erewhon.** We are also in discussions with **Costco, Sprouts, AVP,** and **Safeway** and looking to expand in additional territories.


2023
2024
2025
2026
goPuff + BevMo!
Total Wine & MORE
GROCERY
INCREASE DISTRO 25%
GUS'S COMMUNITY MARKET
WHOLE FOODS MARKET
Ralphs
QFC
WASHINGTON
FredMeyer
SAFEWAY


OUTLET
bargain market
Gelson's
Barons market
Bristol Farms
SO CAL FOUNDATION
TRADER JOE'S
ADDED CHRIS GHEEN
ARTISAN A ACCESS
GROWTH
WHOLESALE
MOTHER'S MARKET & KITCHEN
Albertsons
VONS PAVILIONS
SPROUTS FARMERS MARKET
CHAIN MANDATES
OREGON
Smith's
Lee's Discount Liquor
NEVADA
fry's
NEW MARKETS

Forward-looking statements are not guaranteed.

Next Big Thing

Local craft beer is stronger than ever, Growing 3% in 2024, with growth in community focused taprooms and brewpubs. Hard Tea is the next big category in Flavored Malt Beverage (FMB) per Neilson and IRI, **Growing Over 30%.** We have positioned our brands under Embolden Beverage Group to take advantage of positive growth trends in the alcohol industry. This has allowed us to generate over **$1,000,000** in trailing 12-Month Revenue with a **Combined 10% YoY Growth.**


$10-15 MILLION
Obtainable Market by 2028 based on growth
$1.5 BILLION
2024 SoCal Craft Beer & FMB Sales
$100 BILLION
U.S. Beer & FMB Sales

Like any bold explorer, our pace and hunger for unchartered paths has not stopped there. They say the lesson is in the journey, and in the journey, you find yourself. In 2023, we **Signed with Nagano Trading** to distribute core and specialty beers and Hard Teas to **Japan**. This move **Overseas** ignited a new

fire within. With a unique culture and perspective, we entered a new path, one with something beckoning on the **Horizon**.


BIRRIFICIO BRASCA


ESPRESSO D' WORKS


AntennaAmerica







2025 Beer & Food Attraction

In 2024 we connected with Birrificio Brasca in Northern Italy which inspired us to set our sights on European exploration. Through a partnership with the Brewers Association Export Development Program, we have been **Selected to Represent U.S Craft Beer at the 2025 Beer & Food Attraction Europe** in February 2025 in Rimini, Italy.

In partnership with the **Brewers Association of America**, we seek to expand **trade** and secure **Distribution Partners** in several **European** countries. With the development of our **Diverse** and **Internationally** focused products we have found our key **Differentiator** through **International Export** and focus on diverse and bold products.

Cult Following

Connecting Digitally and **in Real Life** with our **Community** is our focus. We

Connecting Digitally and In Real Life with our Community is our focus. We strive to put **Liquid to Lips** whenever we can do demos at major retailers and tap takeovers at influencers accounts to showcase our unique and delicious products. We have amassed over 23,000 followers through Instagram, Facebook, and email. In 2025, we are rolling out a robust brand ambassador and micro-influencer program to showcase our brands and tasting room locations through partnerships with influencers like Brand Ambassador **Dave Colturi**, **Red Bull Cliff Diving World Series Athlete**. We also have partnerships in the works with professional snowboarders, surfers, musicians, and local food influencers like the **San Diego Local** Instagram account with over 100,000 followers. We've cultivated relationships with like-minded globetrotters at **Epic Records** and **the Revels Group** and plan to sponsor major events and collaborate with artists on special release products.






THE REVELS GROUP
UNIVERSAL MUSIC GROUP
INTERSCOPE RECORDS
90 DAY Fiancé
MARRIED AT FIRST SIGHT
Dreamville
CREED
NFT LA
COACHELLA
COACHELLA VALLEY MUSIC AND ARTS FESTIVAL
Epic
MANTIS
BARKS & BREWS
SD loyal
BURGERS & BEER
San Diego
TOURISM AUTHORITY
Rady Children's
Hospital San Diego
scientist.com
CORONADO BREWING CO.
SAINT ARCHER BREWING COMPANY
SAN DIEGO BREWERS GUILD
Port Side Tattoo
SAN DIEGO

What People are Saying

Winning awards across multiple product categories is in our blood. US Open Hard Seltzer championship **Gold Medal Winning Cantina Getaway** is the perfect margarita to pair with San Diego summers and amazing food. Our small batch hard kombucha, **Berried Deep, won Silver** at the California Craft

Brewers Cup, and **LiteHouse Blonde** is our San Diego International Beer Festival **Bronze Medal Winner**. When it comes to awards, TV segments, and great press, Embolden has been racking up accolades since we opened and won **Best New Brewery** in 2020.


EMBOLDEN
LITEHOUSE


NEW MOTION


NEW MOTION
U.S. OPEN
HARD SELTZER CHAMPIONSHIP

SAN DIEGO BEER NEWS
BEST NEW BREWERY 2020

BEST NEW RESTAURANTS 2022
San Diego MAGAZINE
NEW BREWERY
CRITIC'S PICK

Reader
BEST
of 2021


SanDiego MAGAZINE
Need a Break from Beer? Try One of These 8 Locally Made Drinks Instead
Some of our favorite low-calorie seltzers, ciders, and hard kombucha from around the county
Beth Demmon Jan 10, 2022
New Motion Beverages
The new kid on the block is making big waves with its line of hard sp
options like Pomegranate Unicorn, Tiki Vacation, and Macadamia Lua
exploding with natural flavors and gluten-free goodness.
BEER NEWS
NEWS FEED
Trending
Everything for Embolden Beer all at once
Brewing company teams with Matcha Cafe Maiko on new beers and tasting room, while hiring staff and building kitchen at its Miramar HQ
SD BEER
THE COAST NEWS GROUP
Cheers! North County: In the moment with Embolden Beer Co.
Brewery Spotlight: Embolden Beer Co.
Alongside New Motion, Embolden Beer Company has created a vibrant space where people can come to enjoy great craft beer, as well as hard tea, kombucha, and seltzers. This is a place for both beer and non-beer drinkers to socialize and have a good time. Whether you're a craft beer aficionado or just looking to try something new, Embolden Beer Company is the place to be!

Embolden

Now for an introduction to the family. **Embolden** to us is our brave leader trudging through darkness on a quest to find the light and welcoming believers to join this journey. And what a **Journey** it has been! Since November 2020, we have boldly developed flavors for every mood and hit the scene with a consistent **Lineup of Core Beers and over 70 Specialty Rotating Craft Releases.**


EMBOLDEN
BEYOND BORDERS


EMBOLDEN
CATCHING NELSON


EMBOLDEN


EMBOLDEN
LITEHOUSE
BLONDE ALE


EMBOLDEN
BEER COMPANY
DARK AS DAY

Shogun

Our thirst for **International Expansion** and **Culture** lead to our key strategic partnership with our beloved friends at Matcha Café Maiko San Diego. From there we confirmed a new age was on the horizon and **Shogun** was born. A **Japanese Inspired Craft Beer** line bringing together **Authentic** and traditional flavors from **Japan** with a **West Coast** flair to support an **Underrepresented** community and flavor profiles in **Craft Beer**. **We have developed the Matcha Hazy IPA and Hojicha Lager.**






SHŌGUN
SHŌGUN
BY EMBOLDEN
MIDNIGHT IN TOKYO




SHŌGUN
SHŌGUN
BY EMBOLDEN
DUSK IN KYOTO
HOJICHA LAGER


SHŌGUN
SHŌGUN
SPRING IN OKINAWA
YUZU BLONDE ALE


EMBOLDEN
BEER COMPANY

New Motion

New Motion is **Embolden's Sister Brand** offering craft **Hard Teas** and **Cocktail Inspired** drinks. Created for those who aspire to join this courageous journey through craft innovation and excellence but have a different style. We offer a better for you option with functionality for every lifestyle for lovers of craft to hit it hard in their day-to-day ventures and still rise to daring heights with a more **Health Centered** approach. Over the past 5 years we have developed **over 20 Craft Hard Teas and Cocktail Inspired Drinks.**


NEW MOTION
HARD TEA
YUZU CHERRY


NEW MOTION
HARD TEA










NEW MOTION
MANGO PALMER
MANGO ICED TEA


NEW MOTION

Brick & Mortar

Our **Home** in **Miramar** has been a pillar in the San Diego beer community for the last 4-plus years. We have hosted hundreds of events for our community which has led to our Miramar location accounting for **over 35% of our Revenue** with over **17,000 Customer Interactions with a 25% Yearly Rate of Return.** 2025 looks to be a big year as we plan events, craft markets, and parties like the **Taste of Japan San Deigo** which is the San Diego expansion of an Orange County based event that sees over 100,000 people each June. We also have new **Neighbors** and fellow explorers to collaborate with in **Club Kokomo Spirits** owned by **Mike Love, lead singer of the Beach Boys.**


FORTUNE
FAVORS
THE
BOLD
THREE INCREDIBLE BRANDS.
ONE EXCITING VISION.

Ryoko Cafe

The Miramar headquarters will be adding **Ryoko Cafe** in house through a partnership with **famed Japanese bakery Okayama Kobo**. This **Japanese American Fusion Cafe** will feature a menu with appetizers, bites, wraps, rice bowls, Japanese sandos, paninis, and desserts. This exciting new partnership will allow us to further expand our community and lean into the **Japanese Culture**. Expanded hours, rotating specialty items, lunch and weekend brunch specials will allow us to create a vibe in Miramar and **Fill a Hole in the Current Beer Community.**


RYOKO café
THE GARDEN
BEER
EMBOLDEN

Rising Sun Collective

In **December 2024**, we expanded with our partners to open a tasting room in **North Park called** Rising Sun Collective featuring Japanese baked goods by Okayama Kobo, bites by Sipz Vegan Kitchen and Rising Sun Collective, Matcha drinks by Matcha Cafe Maiko, and **Embolden Brews**.


salt & butter
EMBOLDEN
NEW MOTION
SHOGUN
SIPZ
MATCHA


Salt & Butter Japanese Bakery
Embolden Beer Company
Rising Sun Collective
Matcha Café Maiko

We are **Partnering for Success** in North Park and bringing a new model for tasting rooms to the table. Having multiple brands and options under one roof allows for **Food-Hall Style Experience** and execution and also allows for combined marketing efforts and multiple offerings for our community to enjoy their time at the collective.


日の出


RISING SUN COLLECTIVE
RISING SUN COLLECTIVE
BAKERY BITES BREWS
3914
OPEN







Clairemont Mesa

2025 will bring the addition of a third tasting room location through our partnership with **Matcha Café Maiko** in **Clairemont Mesa, San Diego**. We are expanding the current space to over 2,500 square feet which will house a combined **Cafe, Instant Ramen Food Concept, and Embolden's Third Tasting Room Location**. This is right in the heart of the **Rich Asian Community** in San Diego and we believe the addition of Shogun by Embolden in this community will be a major success. We are also evaluating options for

in this community will be a major success. We are also evaluating options for an **Additional Location** in the second half of 2025.


Benefits of Matcha



Unique Offerings Direct to Consumers

We're kicking 2025 off with a unique opportunity to ship our products to **46 States** through our 3-tier compliant partnership with **AccelPay**. We can now **Ship our Matcha Hazy IPA and Hojicha Lager Nationwide** along with our offerings from Embolden beer and New Motion Hard Tea. We are also able to offer **Same Day Delivery** on several of our products in Southern and Northern California through our online shop in partnership with **GoPuff**. Marketing to thirsty travelers is paramount for our growth and we are working with **Harbor Marketing Agency** to target digital media ads to potential customers. We are also rolling out a plan to leverage **Matcha Café Maiko's 31 locations** around the United States to market our offerings to their communities. This will give us access to email lists and Instagrams from multiple partners with over **150,000 email subscribers and 175,000 followers** across the U.S.

At this time in the journey, we welcome you to grab 4-packs in our Online Shop and check out what all the buzz is about! Please use **Discount Code EMBWEFUNDER20** to get **20% off!**



The Plan

Investment in Embolden will help us take the next step on this **Journey to Bring Bold, Diverse, and Delicious Beverages to our Expanding Community**. Tasting room sales growth at Miramar, Rising Sun Collective, and Clairemont Mesa will be the foundation for our success. Optimizing our equipment and production capabilities in our brewing facility will allow us to focus on more small batch and unique beverages and releases on a monthly basis to fuel tasting room growth. **Expanding our Marketing Activities** and awareness will be critical for our growth. We plan to invest in events at our locations and with influencer accounts by growing the Taste of Japan San Diego, Direct to Consumer-focused ads, digital advertising, email and text message marketing, micro-influencers, brand ambassadors, and our musician focused artist collaboration series. **Focusing on Growth Initiatives with our 6 Distributors** and investing in our sales and demo team will grow our points of distribution and brand awareness.


15%
20%
25%
TASTING ROOM SALES GROWTH
EQUIPMENT
MARKETING & PR


15%
25%
DISTRIBUTION & SALES GROWTH
E-COMMERCE GROWTH


Revenue (Embolden)
EBITDA (Combined)
Revenue (New Motion)
2028
2027
2026
2025
2024
2023
2022
$3.0M
$1.5M
$400K
$100K
$0
$2M
$4M
$6M
$8M

Forward-looking statements are not guaranteed.

We made a promise to ourselves and our community a long time ago to never stop venturing to the light and we feel like we have now **Truly Found our Light**, our own **Unique Voice**, and **our New Era at Embolden is Here!**

As we enter this **Bright Era** of craft at Embolden, the future is for those who seek to **Join this Journey with Us. Fortune Favors the Brave**, or as we say here, **Fortune favors the Bold.** So, **Join Us** and let's take this industry to **Radically New Heights** while **Authentically being Embolden.** We look forward to you joining this **Adventure** with us!


EMBOLDEN
BEER COMPANY
EMBOLDEN
BEER COMPANY
THE JOURNEY


STARTS HERE
BEYOND BORDERS
BAJA LAGER
BROKEN RECORD
WEST COAST IPA

Investor Perks! - Even more reason to join this journey with us!

- $500 - 40% Online Discount up to 4 orders
- $1,000 - 4-Pack of your choice + Custom Embolden Hat
- $2,500 - 12-Pack of your choice + Custom Embolden Windbreaker + Custom Embolden Hat
- $5,000 - Case of your choice + Custom Embolden Windbreaker + Custom Embolden Hat
- $10,000 - 2 Cases of your choice + Embolden Swag Pack (2 windbreakers + 2 Beanies + 2 T-Shirts + 2 Hats)
- $25,000 - Cases of your choice + Embolden Gold Swag Pack (3 windbreakers + 3 Beanies + 3 T-Shirts + 3 Hats + Limited Edition Field Jacket)
- $50,000 - 4 Cases of your choice + Embolden Gold Swag Pack (3 windbreakers + 3 Beanies + 3 T-Shirts + 3 Hats + Limited Edition Field Jacket) Also, join us for a beverage collaboration of your choice that will become a special release in our tasting rooms.
- $100,000 - 4 Cases of your choice + Embolden Gold Swag Pack (3 windbreakers + 3 Beanies + 3 T-Shirts + 3 Hats + Limited Edition Field Jacket) Also, join us for a beverage collaboration of your choice that will become a special release in our tasting rooms and distribution. Join us for

a special party as well!


EMBOLDEN
SAN DIEGO, CA
EMBOLDEN
embolden
FORTUNE FAVORS THE BOLD
EMBOLDEN
BEER COMPANY
NEWMOTION
EMBOLDEN
EMBOLDEN

Hear more from our Founder's Team!


Embolden Founders Interview
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